FORM 11-K

(Mark One)


        [X]  ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
             SECURITIES EXCHANGE ACT OF 1934


For the fiscal year ended December 31, 1996


                             OR

        [ ]  TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
             SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _________

Commision file number 0-15386

        A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

           Cerner Corporation Foundations Retirement Plan

        B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

           Cerner Corporation
           2800  Rockcreek Parkway, Suite 601
           Kansas City, Missouri  64117

           Financial Statements of the Cerner Corporation
           Associate 401K Retirement Plan and Trust.

           Independent Auditors' Report

           Statement of Net Assets Available for Participants -
           December 31, 1996 and December 31, 1995

           Statement of Changes in Net Assest Available for Participants - Years Ended December 31, 1996 and December 31, 1995

           Notes to Financial Statements

               The following financial statement, schedules and independent auditors' report on financial statement schedules of the Cerner Corporation Associate 401K
               Retirement Plan and Trust for the two-year period ended December 31, 1996:

               Schedule I  - Schedule of Assets Held for Investment Purposes
               Schedule II - Schedule of Reportable Transactions

           Consent of Independent Auditors

                       CERNER CORPORATION

                   FOUNDATIONS RETIREMENT PLAN









               Financial Statements and Schedules

                   December 31, 1996 and 1995


           (With Independent Auditors' Report Thereon)











                  INDEPENDENT AUDITORS' REPORT
                  ----------------------------


 The Board of Directors
 Cerner Corporation:


 We have audited the accompanying statements of net assets available for participants of the Cerner Corporation Foundations Retirement Plan as of December 31, 1996 and 1995 and the related statements of changes in net assets available for participants for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

 We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

 In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for participants of the Cerner Corporation Foundations Retirement Plan as of December 31, 1996 and 1995 and the changes in net assets available for participants for the years then ended, in conformity with generally accepted accounting principles.

 Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for participants and the statements of changes in net assets available for participants is presented for purposes of additional analysis rather than to present the net assets available for participants and changes in net assets available for participants of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                         KPMG Peat Marwick LLP



 June 13, 1997

Page 2

                                                 CERNER CORPORATION
                                             FOUNDATIONS RETIREMENT PLAN

                                        Statement of Net Assets Available for Participants

                                                       December 31, 1996


                                           Fund A      Fund B    Fund C     Fund D     Fund E    Fund F    Loans    Total
                                           ------      ------    ------     ------     ------    ------    -----    -----

Investments at fair value:
  Common stock of Cerner Corporation,  $ 16,026,208       -         -         -          -         -          -   16,026,208
   1,042,355 shares (cost $9,620,806)
  Twentieth Century Ultra Fund,
   149,825.60 shares (cost $3,685,233)       -       4,208,601      -         -          -         -          -    4,208,601
  Twentieth Century Growth Fund,
   114,371.02 shares (cost $2,433,432)       -            -     2,502,438     -          -         -          -    2,502,438
  Twentieth Century Select Fund,
   38,481.54 shares (cost $1,469,251)        -            -         -      1,482,694     -         -          -    1,482,694
  Twentieth Century Balanced Fund
   58,742.28 shares (cost $981,204)          -            -         -         -       1,013,892    -          -    1,013,892
  Benham Preservation Fund, 836,952.26
   shares (cost $836,952)                    -            -         -         -          -      836,952       -      836,952
  Loans to participants, at cost, which
   approximates fair value                   -            -         -         -          -         -     286,581     286,581
                                         ----------  ---------  ---------  ---------  --------- -------  -------  ----------
 Total                                   16,026,208  4,208,601  2,502,438  1,482,694  1,013,892 836,952  286,581  26,357,366

Cash                                         85,233       -         -         -          -         -          -       85,233
Contributions receivable:
  Associates                                 55,813     33,747     18,172     10,384      6,490   5,192       -      129,798
  Employer                                   25,959       -         -         -          -         -          -       25,959
                                         ----------  ---------  ---------  ---------  --------- -------  -------  ----------
 Net assets available for participants $ 16,193,213  4,242,348  2,520,610  1,493,078  1,020,382 842,144  286,581  26,598,356
                                         ----------  ---------  ---------  ---------  --------- -------  -------  ----------

See accopmpanying notes to financial statements.


                                                        CERNER CORPORATION
                                                    FOUNDATIONS RETIREMENT PLAN

                                                Statement of Net Assets Available for Participants

                                                              December 31, 1995

                                                Fund A       Fund B      Fund C    Fund D     Fund E     Fund F    Loans   Total
                                                ------       ------      ------    ------     ------     ------    -----   -----

Investments at fair value:
 Common stock of Cerner Corporation,
  922,253 shares (cost $7,207,192)         $ 18,906,187        -          -         -          -          -         -    18,906,187
 Twentieth Century Ultra Fund,
  104,064.79 shares (cost $2,314,951)                     2,717,132       -         -          -          -         -     2,717,132
 Twentieth Century Growth Fund,
  84,894.68 shares (cost $1,821,710)             -             -      1,646,108     -          -          -         -     1,646,108
 Twentieth Century Select Fund,
  27,377.38 shares (cost $1,033,449)             -             -          -      975,182       -          -         -       975,182
 Twentieth Century Balanced Fund,
  43,875.42 shares (cost $706,165)               -             -          -         -       745,443       -         -       745,443
 Chase Manhattan Capital Preservation Trust,
  634,997 shares at cost, which approximates
  fair value                                     -             -          -         -          -       634,997      -       634,997
 Loans to participants, at cost, which
  approximates fair value                        -             -          -         -          -          -      207,684    207,684
                                             ----------   ---------   ---------  -------    -------    -------   ------- ----------
    Total investments                        18,906,187   2,717,132   1,646,108  975,182    745,443    634,997   207,684 25,832,733

Cash                                              8,363        -          -         -          -          -         -         8,363
Contributions receivable:
 Associates                                      94,400      46,151      31,467   16,782     10,489     10,489     1,665    211,443
 Employer                                        25,684        -          -         -          -          -         -        25,684
                                             ----------   ---------   ---------  -------    -------    -------   ------- ----------
  Net assets available for participants    $ 19,034,634   2,763,283   1,677,575  991,964    755,932    645,486   209,349 26,078,223
                                             ----------   ---------   ---------  -------    -------    -------   ------- ----------

See accompanying notes to financial statements.

                                                       CERNER CORPORATION
                                                   FOUNDATIONS RETIREMENT PLAN

                                          Statement of Changes in Net Assets Available for Participants

                                                       Year ended December 31, 1996

                                               Fund A       Fund B     Fund C     Fund D     Fund E     Fund F    Loans      Total
                                               ------       ------     ------     ------     ------     ------    -----      -----
Additions to net assets attributed to:
  Net appreciation (depreciation) in fair
    value of investments                  $ (5,020,042)   212,587    240,662    78,267      6,864       -         -     (4,481,662)
  Interest and dividends                         2,453    235,980     47,778   138,896     98,817     42,053    23,055     589,032
  Interfund transfers                          100,997     40,735    (66,345)   13,598    (27,686)   (61,299)     -         -
  Employer contributions (note 2)              592,493      -          -         -          -          -          -        592,493
  Associates' contributions (note 2)         2,219,846  1,335,389    825,401   414,938    277,106    321,997      -      5,394,677
  Loan repayments                               41,566      8,946      8,488     4,955      1,794      2,981   (68,730)     -
                                            ----------- ---------  ----------  -------    --------   --------  -------- -----------
       Total additions (deductions)         (2,062,687) 1,833,637  1,055,984   650,654    356,895    305,732   (45,675)  2,094,540
                                            ----------- ---------  ----------  -------    --------   --------  -------- -----------

Deductions from net assets attributed to:
  Distributions to associates                 (747,716)  (336,556)  (179,494) (139,930)   (86,256)   (63,998)  (17,338) (1,571,288)
  Loans to participants                        (30,567)   (17,762)   (33,103)   (9,425)    (6,028)   (45,024)  141,909      -
  Investments expenses                            (451)      (254)      (352)     (185)      (161)       (52)   (1,664)     (3,119)
                                            ----------- ---------- ---------- ---------   --------  ---------  -------- -----------
       Total (deductions) additions           (778,734)  (354,572)  (212,949) (149,540)   (92,445)  (109,074)  122,907  (1,574,407)
                                            ----------- ---------- ---------- ---------   --------  ---------  -------- -----------

       Net increase (decrease)              (2,841,421) 1,479,065    843,035   501,114    264,450    196,658    77,232     520,133

Net assets available for participants:
  Beginning of year                         19,034,634  2,763,283  1,677,575   991,964    755,932    645,486   209,349  26,078,223
                                            ----------  ---------  --------- ----------  ---------  ---------  -------- -----------
  End of year                             $ 16,193,213  4,242,348  2,520,610 1,493,078   1,020,382   842,144   286,581  26,598,356
                                            ----------  ---------  --------- ----------  ---------  ---------  -------- -----------

See accompanying notes to financial statements.

Page 5

                                                    CERNER CORPORATION
                                                FOUNDATIONS RETIREMENT PLAN

                                       Statement of Changes in Net Assets Available for Participants

                                                     Year ended Decemeber 31, 1995


                                               Fund A      Fund B     Fund C     Fund D    Fund E   Fund F     Loans     Total
                                               ------      ------     ------     ------    ------   ------     -----     -----
Additions to net assets attributed to:
  Net appreciation (depreciation) in fair
    value of investments                    $ (1,486,387)   459,796    (3,715)    32,477    56,492     -          -       (941,337)
  Interest and dividends                           2,379    128,649   227,678    117,977    58,568    33,239    11,831     580,321
  Interfund transfers                           (254,356)   298,024    28,349     (6,394)   27,802   (80,915)  (12,510)      -
  Employer contributions (note 2)                450,736      -         -           -        -         -          -        450,736
  Associates' contributions (note 2)           1,636,096    881,204   625,805    328,042   254,376   234,838     1,665   3,962,026
  Loan repayments                                 11,577     12,461     2,633      1,243       464     3,047   (31,425)      -
                                              ----------- ---------   -------    --------  -------   --------  --------  ----------
     Total additions (deductions)                360,045  1,780,134   880,750    473,345   397,702   190,209   (30,439)  4,051,746
                                              ----------- ---------   -------    --------  -------   --------  -------- -----------
Deductions from net assets attributed to:
  Distributions to associates                 (1,940,404)  (216,130) (166,164)   (71,906)  (72,959) (338,552)   (4,959) (2,811,074)
  Loans to participants                          (39,128)   (41,816)   (9,998)    (8,684)  (28,395)   (3,560)  131,581)      -
  Participant loan expenses                       -           -         -           -        -         -          (250)       (250)
                                              ----------- ---------- ---------   --------  -------- ---------  -------- -----------
     Total (deductions) additions             (1,979,532)  (257,946) (176,162)   (80,590) (101,354) (342,112)  126,372  (2,811,324)
                                              ----------- ---------- ---------   -------- --------- ---------  -------- -----------

     Net increase (decrease)                  (1,619,487) 1,522,188   704,588    392,755   296,348  (151,903)   95,933   1,240,422

Net assets available for participants:
  Beginning of year                           20,654,121  1,241,095   972,987    599,209   459,584   797,389   113,416  24,837,801
                                              ----------  --------- ----------   -------- --------- ---------  -------- -----------
  End of year                               $ 19,034,634  2,763,283 1,677,575    991,964   755,932   645,486   209,349  26,078,223
                                              ----------  --------- ----------   -------- --------- ---------  -------- -----------

See accompanying notes to financial statements.

                       CERNER CORPORATION
                   FOUNDATIONS RETIREMENT PLAN

                  Notes to Financial Statements

                   December 31, 1996 and 1995


 (1) Summary of Significant Accounting Policies
     ------------------------------------------

     General
     -------

     The  following  brief description of the Cerner  Corporation
        Foundations Retirement Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan Agreement for more complete information.

     The  Plan  was  adopted by the Board of Directors of  Cerner
        Corporation (the Company or Employer) effective November 1, 1987. The Plan is administered by a third-party administrator. All full-time associates of the Company are eligible for participation in the Plan after attaining age eighteen.

     Basis of Presentation
     ---------------------

     The accompanying financial statements have been prepared on the accrual basis in conformity with generally accepted accounting principles and present the Plan's net assets available for participants and changes in those net assets.

     Expenses
     --------

     Substantially   all   costs   and   expenses   incurred   in
        administering   the  Plan  are  paid  by   the   Company.
        Expenses related to issuance of loans to participants are charged to the participant obtaining the loan.

     Investments
     -----------

     The  Plan's investments and earnings thereon are held  in  a bank trust account. The fair values of investments are based principally on quotations from national securities exchanges. Purchases and sales of securities are recorded on a trade-date basis.

     Loans to Participants
     ---------------------

     At the discretion of the Company, loans may be made to participants in an amount up to 50% of the participant's self-directed funds balance. The loan period may not exceed ten years and the interest rate is prime plus 1%.

     Use of Estimates
     ----------------

     The  Plan  utilizes  a number of estimates  and  assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

                                                      (Continued)

                       CERNER CORPORATION
                   FOUNDATIONS RETIREMENT PLAN

                  Notes to Financial Statements


 (2) Contributions
     -------------

     Participating   associates  may   elect   to   make   pretax
        contributions  from  1% to 15% of their  compensation  to
        the Plan, subject to annual limits imposed by the Internal Revenue Service. Participants may direct contributions into six different investment funds. These funds include Fund A (limited to investments in the common stock of the Company), Fund B (Twentieth Century Ultra Investors), Fund C (Twentieth Century Growth Investors), Fund D (Twentieth Century Select Investors), Fund E (Twentieth Century Balanced
        Investors) and Fund F (Benham Preservation Fund (formerly Chase Manhattan Capital Preservation Trust)) which primarily invests in short-term investments and guaranteed insurance contracts). The Company will make matching contributions in an amount equal to 20% of the participant's annual contribution, not to exceed the lesser of 2% of the participant's compensation or $600 per participant. All Company contributions are directed to Fund A.

 (3) Distributions
     -------------

     Upon  normal retirement, retirement for permanent disability or death, a participant is entitled to the full value of the assets attributable to his or her contributions and Company contributions made on his or her behalf. Upon termination for any other reason, a participant is entitled to 100% of his or her contributions and the vested portion of Company contributions. Company contributions vest 20% after three years of service and 20% for each additional year of service until a participant is 100% vested upon completing seven years of service. Forfeitures of nonvested contributions are allocated to all Plan participants as of the Plan year-end on a pro rata basis according to individual participant annual earnings.

     Participants receive distributions from Fund A in shares  of the Company's common stock, except that cash is distributed for fractional shares. Participants may also elect to receive cash for distributions with a value less than $1,000. During the years ended December 31, 1996 and 1995, 44,382 shares and 42,192 shares of the Company's common stock, respectively, were distributed to withdrawing participants. Participants receive distributions from all other funds in cash.

 (4) Tax Status
     ----------

     The  Plan  received a favorable determination letter,  dated
        August 25, 1994, from the Internal Revenue Service confirming the tax-exempt status of the Plan under
        Section 401(a) of the Internal Revenue Code.

     The Company is not aware of any activity or transactions that may adversely affect the qualified status of the Plan.

                                                      (Continued)

                       CERNER CORPORATION
                   FOUNDATIONS RETIREMENT PLAN

                  Notes to Financial Statements


 (5) Plan Participants
     -----------------

     The   following   summarizes   the   number   of   associate
        participants by fund as of     December 31, 1996:


        Cerner stock account             1,487
        Twentieth Century Mutual Funds:
          Ultra Investors                  724
          Growth Investors                 587
          Select Investors                 390
          Balanced Investors               258
        Benham Preservation Fund           217

                                              9                     Schedule 1
                                                                    ----------

                                          CERNER CORPORATION
                                      FOUNDATIONS RETIREMENT PLAN

                      Item 27 (a) - Schedule of Assets Held for Investment Purposes

                                             December 31, 1996

                                                                                                       Fair
       Asset                           Description                                        Cost         value
       -----                           -----------                                        ----         -----
Cerner Corporation           1,042,355 shares of common stock                       $  9,620,806   16,026,208
Twentieth Century            Ultra Investors Mutual Fund, 149,825.60 shares            3,685,233    4,208,601
Twentieth Century            Growth Investors Mutual Fund, 114,371.02 shares           2,433,432    2,502,438
Twentieth Century            Select Investors Mutual Fund, 38,481.54 shares            1,469,251    1,482,694
Twentieth Century            Balanced Investors Mutual Fund, 58,742.28 shares            981,204    1,013,892
Benham Preservation Trust    836,952.26 units of participation in a pooled fund          836,952      836,952
Loans to participants        Loans to participants (bearing interest from 7% to 10%)     286,952      286,581
                                                                                      ----------   ----------
                                                                                      19,313,459   26,357,366


See accompanying independent auditors' report.

                                        10

                               CERNER CORPORATION
                           FOUNDATIONS RETIREMENT PLAN

                 Item 27(d) - Schedule of Reportable Transactions

                          Year ended December 31, 1996


                                                     Number of      Purchase
                                                    transactions      price
                                                    ------------      -----

Cerner Corporation common stock (176,829 shares)      Various    $  3,127,101
Ultra                                                   73          1,554,567



In addition, the Plan distributed 44,382 shares of Cerner Corporation common stock with a cost of $508,599 to withdrawing participants was sold 12,345 shares of Cerner Corporation common stock with a cost of $204,320 during the year ended December 31, 1996.

Transactions involving Cerner Corporation common stock are party-in-interest transactions.



NOTES:

     A reportable transaction is defined by the Department of Labor as:

     * A single transaction is excess of 5% of the fair value of Plan assets.

     * A series of transactions with or in conjunction with the same person, involving property other than securities, which amounts in the aggregate to more that 5% of the fair value of the Plan assets.

     * A series of transactions with respect oto securities of the same issue which amount in the aggregate to more that 5% of the fair value of the total Plan assets.

     * Any transaction with or in conjunction with a person if a prior or subsequent single transaction has occurred with respect to securities with or in conjunction with the same person in an amount in excess of 5% of the fair value of Plan assets.

     A reportable transaction is identified by comparing the fair value of the transaction at the transaction date with the fair value of the Plan assets at the beginning of the year ended December 31, 1996.


See accompanying independent auditors' report.

                                 SIGNATURES

The Plan. Pursuant tto the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly cause this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                            Cerner Corporation Foundations Retirement Plan
                            ----------------------------------------------
                                          (Name of Plan)

Date:  June 26, 1997                   /s/Maureen M.Evans
      ---------------                  ----------------------
                                          Maureen M. Evans
                                       ----------------------
                                       Title:  Administrator
                                             ----------------

/s/Rene L. Whitcraft                  /s/Clifford W. Illig
--------------------                  -----------------------
   Rene L. Whitcraft                     Clifford W. Illig
--------------------                  -----------------------
Title: Administrator                  Title: Administrator

                   INDEPENDENT AUDITORS' CONSENT
                   -----------------------------


The Board of Directors
Cerner Corporation:

We consent in incorporation by reference in the Registration Statements (No. 33-56868, No. 33-55082, No. 33-41580, No. 33-39777, No. 33-39776,
No. 33-20155 and No. 33-15156) on Form S-8 of Cerner Corporation of our report dated June 13, 1997, relating to the statements of net assets available for participants of Cerner Corporation Foundations Retirement Plan as of December 31, 1996 and 1995, and the related statements of changes in net assets available for participants for the years ended and the related supplemental schedules of assets held for investment purposes and reportable transactions, which report included herein.


                                           /s/ KPMG Peat Marwick LLP

Kansas City, Missouri
June 26, 1997